Exhibit 99.1

Liquid Media Group Ltd. Receives Nasdaq Notice of Delisting

Company Intends to Appeal

VANCOUVER , BC, CANADA, March 3, 2023 /EINPresswire.com/ -- Liquid Media Group Ltd. (Nasdaq: YVR) ("Company") announced today that on February 28, 2023, it received a notice from Nasdaq notifying the Company that it had not regained compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rule 5550(a)(2). As a result, Nasdaq has stated that the Company’s common shares will be delisted from the Capital Market. Unless the Company requests an appeal by March 7, 2023, trading of the Company’s common shares will be suspended at the opening of business on March 9, 2023, and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Company’s common shares from listing and registration on Nasdaq.

The Company is currently preparing a plan to regain compliance and plans to appeal the above decision to a Nasdaq Hearings Panel (the “Panel”). A hearing request will stay the suspension of the Company’s common shares and the filing of the Form 25-NSE pending the Panel’s decision.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company empowering independent IP creators. Liquid’s end-to-end solution enables professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

CONTACT:

Investors / Business

Justin Kulik

CORE IR

justin@coreIR.com

Industry

Jane Owen

Jane Owen Public Relations Inc

+3238191122

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.